November 2, 2026

Banc of America Preferred Funding Corporation
One Bryant Park
1111 Avenue of the Americas, 9th Floor
New York, New York 10036

Re: Tender Option Bond (TOB) Trust ("**TOB**")-Related Waiver and Consent in connection with Leverage Increase Event of Nuveen Municipal Credit Opportunities Fund

Ladies and Gentlemen,

Nuveen Municipal Credit Opportunities Fund (the "**Fund**") hereby requests that Banc of America Preferred Funding Corporation (the "**Purchaser**"), as the Purchaser pursuant to the Initial Series B MuniFund Preferred Shares (MFP) Purchase Agreement, dated as of December 30, 2019, as amended (the "**Purchase Agreement**"), between the Fund and the Purchaser, provide the waiver and consent as set forth below, such waiver and consent to be evidenced by the Purchaser's countersignature of this letter agreement..

Section 6.13(e) of the Purchase Agreement provides that:

> "Unless the Fund receives the prior written consent of the Purchaser, the Fund shall not (i) (x) deposit assets of the Fund into a new tender option bond trust (or similar investment vehicle) or deposit additional assets of the Fund into an existing tender option bond trust (or similar investment vehicle), in each case providing for the issuance of floating rate trust certificates and acquire residual floating rate trust certificates issued by any such tender option bond trust (or similar investment vehicle) or (y) enter into reverse repurchase agreements, or (ii) issue additional "senior securities" (as defined in the 1940 Act) (each of clauses (i) and (ii), a "**Leverage Increase Event**"), if, after giving effect to the Leverage Increase Event, the Effective Leverage Ratio of the Fund would exceed 40%, as of the date of the applicable Leverage Increase Event."

The Fund confirms that (i) the Fund has made TOB deposits as contemplated by Section 6.13(e)(i)(x) resulting in the issuance of floating rate trust certificates in the aggregate amount of $42.25 million (the "**TOB Increase Event**") during the period October 21, 2026 and October 27, 2026, inclusive, based on the trade dates (the "**TOB Increase Event Period**"), and (ii) the Effective Leverage Ratio ranged from 39.85% to 41.61% during the TOB Increase Event Period.

Set forth below is the requested waiver and consent:

> The Purchaser hereby waives any breach of Section 6.13(e) by the Fund arising solely from the TOB Increase Event and consents to the Fund's deposits of assets into tender option bond trusts, resulting in the issuance of floating rate trust certificates in the aggregate amount of $42.25 million in connection with the TOB Increase Event, in each case, solely during the TOB Increase Event Period.

Capitalized terms used herein that are not otherwise defined shall have the meanings assigned to them in the Purchase Agreement.

This letter agreement shall be construed in accordance with and governed by the laws of the State of New York, except the penultimate paragraph below, which shall be construed in accordance with and governed by the domestic laws of the Commonwealth of Massachusetts, in each case without regard to conflict of laws principles that would require the application of the laws of another jurisdiction.

THE PARTIES HERETO HEREBY SUBMIT TO THE NON-EXCLUSIVE JURISDICTION OF THE FEDERAL AND NEW YORK STATE COURTS LOCATED IN THE CITY OF NEW YORK IN CONNECTION WITH ANY DISPUTE CONTEMPLATED HEREBY.

The parties hereto hereby waive trial by jury in any action, proceeding or counterclaim brought by either of the parties hereto against the other party hereto on any matters whatsoever arising out of or in any way connected with this letter agreement.

A copy of the Fund's Declaration is on file with the Secretary of the Commonwealth of Massachusetts. This letter agreement has been executed on behalf of the Fund by an officer thereof in such capacity and not individually, and the obligations of the Fund hereunder are not binding upon such officer, any of the trustees or the shareholders individually but are binding only upon the assets and property of the Fund.

This letter agreement may be executed in several counterparts, each of which shall be regarded as an original and all of which shall constitute one and the same document. Unless otherwise provided in this letter agreement or in any MFP Share certificate, the words "execute," "execution," "signed" and "signature" and words of similar import used in or related to any document to be signed in connection with this letter agreement, any MFP Share certificate or any of the transactions contemplated hereby or thereby (including amendments, waivers, consents and other modifications) shall be deemed to include electronic signatures and the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature in ink or the use of a paper-based recordkeeping system, as applicable, to the fullest extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act and any other similar state laws based on the Uniform Electronic Transactions Act.

[*Signature Page Follows*]

Very truly yours,

NUVEEN MUNICIPAL CREDIT
OPPORTUNITIES FUND

By: __/s/ Mark L. Winget________________
Name: Mark L. Winget
Title: Vice President and Secretary

Acknowledged and Consented to by:

BANC OF AMERICA PREFERRED FUNDING CORPORATION,
as Purchaser

By: ____/s/ Thomas Visone____________________
Name: Thomas Visone
Title: Authorized Signatory